July 13, 2005

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C.   20549

Re:	Euro Disney S.C.A.
Form 20-F for Fiscal Year Ended September 30, 2004
Filed January 14, 2005
File No. 33-79548

Dear Mr. Humphrey:

Thank you for your letter of June 23, 2005 regarding the Form 20-F of Euro Disney S.C.A. (the “Company”).  We have thoroughly reviewed and considered the staff’s comments and contained herein is our official response.

Financial Statements and MD&A

For comments 2 and 3, we will revise in future filings as appropriate.

With regard to comment 1, we believe that our presentation of a non-GAAP measure is expressly permitted under the guidelines of the Autorité des Marches Financiers (the “AMF”), as published by the AMF’s predecessor, Commission des Opérations de Bourse (the “COB”).

The AMF requirements for the use of a non-GAAP measure, with which we have complied, are that the information must be precisely defined, justified, consistently applied, coherent with the accounts presented and compared with the prior year.  Additionally, the presentation of the non-GAAP measure should not be in place of a GAAP presentation.

As you are aware, SEC Final Rule - Conditions for Use of Non-GAAP Financial Measures (Release no. 33-8176) allows foreign private issuers the use of a non-GAAP financial measure in the Form 20-F that would otherwise be prohibited provided the use is expressly permitted by the foreign GAAP standard-setter, and the measure is included in the foreign private issuer’s annual report in its home country market.

As the use of our non-GAAP measure is expressly permitted by the AMF, and has been used in the same manner as in the Company’s Reference Document for fiscal year 2004 filed in France with the AMF, we believe that the Company’s use of its non-GAAP measure is allowed based on the exemption contained in the SEC’s Final Rule.

We further note that the AMF thoroughly reviewed the Company’s Reference Document as part of the process of obtaining their approval to make the document effective and accepted the Company’s defined non-GAAP financial measurement.

In addition to our qualification for exemption from the SEC’s specific guidelines for non-GAAP financial measures, we believe that our presentation inclusive of the non-GAAP measure has been a meaningful evaluation of operating performance.

While we use GAAP measurements to evaluate our results, we also use our defined non-GAAP measure, as it provides useful information.  As we disclosed in the MD&A, the change in French rules that required us to consolidate ad hoc financing companies resulted in a substantial change in depreciation and amortization as well as financial charges and minority interest.  This change emphasized the impact of items over which current operating management has little control that are largely the result of historic decisions regarding investments and financing.  (Note:  income taxes are not a significant issue for the Company due to substantial net operating loss carryforwards.)  Accordingly, as a supplemental analysis, we look at our defined EBITDA to provide insight into how current management is performing in relation to the elements of the income statement over which current management has substantial influence.

We also note that our presentation was done with the sole purpose of facilitating a reasonable analysis of our results. It has not been used to indicate valuation, liquidity or comparability with other entities.  It is simply a grouping of specific components of the results of operations for the purpose of discussion and analysis.  We do not believe the use of the non-GAAP measure has been misleading in any respect.

In addition, we believe that excluding exceptional items from our defined EBITDA was reasonable, as French GAAP mandates the separation of exceptional items from the regular operating results on the face of the income statement.  We therefore believe it was appropriate to analyze our results with respect to this convention, and to separately discuss the exceptional items within the report.  Such method of breaking down the income statement for discussion and analysis also facilitated the ease with which a reader can reconcile our non-GAAP measure with the income statement.

In conclusion, we believe that our use of the defined EBITDA is consistent with the applicable rules and regulations of the SEC.  However, in light of the staff’s concerns, we plan to not utilize this non-GAAP measure in future filings, but will instead tie the discussions to the specific income statement line items being discussed.

Other

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In closing, if you have any questions, comments or require additional information, please do not hesitate to call me at (33)1 64 74 55 77.  You can also contact our Controller and Chief Accounting Officer, Kyle Bradshaw, at (33)1 64 74 52 58.

Sincerely,

By:	/s/ JEFFREY R. SPEED
Name:	Jeffrey R. Speed
Title:	Senior Vice-President and Chief Financial Officer